82-4645

RECEIVED
2004 OCT -8 A 11:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04045753

BAYFIELD VENTURES CORP.

SUPPL

Financial Statements

July 31, 2004

Index

10/27

BAYFIELD VENTURES CORP.

Balance Sheets

	July 31, 2004	October 31, 2003
ASSETS		
Current		
Cash and cash equivalents	$ 3,445	$ 6,783
Share subscriptions receivable	-	19,500
Taxes recoverable	1,559	2,613
	5,004	28,896
Mineral properties (note 4)	60,812	21,654
	$ 65,816	$ 50,550
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 105,968	$ 9,372
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 5)	4,405,233	4,368,483
Contributed surplus	43,021	30,633
Deficit	(4,488,406)	(4,357,938)
	(40,152)	41,178
	$ 65,816	$ 50,550

Commitments (note 9)

Approved by the Directors:

Jim Pettit   Donald Huston

The accompanying notes are an integral part of these financial statements.

Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Operations and Deficit

	July 31, 2004 (3 months)	July 31, 2003 (3 months)	July 31, 2004 (9 months)	July 31, 2003 (9 months)
Expenses				
Accounting and legal	$ 2,880	$ 1,227	$ 12,760	$ 4,139
Consulting fees	6,342	6,129	19,234	12,909
Interest and bank charges	7,291	342	14,763	6,310
Management fees	2,500	1,500	10,500	11,000
Office and administration	6,890	3,406	26,762	6,101
Rent	806	1,983	2,958	1,998
Shareholders' communication and promotion	859	262	20,280	3,470
Stock compensation expense	-	-	12,388	15,510
Telephone	359	170	1,151	172
Transfer and filing fees	728	2,881	8,430	11,842
Travel	730	2,477	1,270	2,477
Operating loss before other items	(29,385)	(20,377)	(130,496)	(75,928)
Other items				
Interest income	4	7	28	41
Gain on disposition of mineral property option	-	-	-	72,950
Gain on sale of marketable securities	-	3,350	-	3,920
Net income (loss) for the period	(29,381)	(17,020)	(130,468)	983
Deficit, beginning of period	(4,459,025)	(4,228,309)	(4,357,938)	(4,246,312)
Deficit, end of period	$ (4,488,406)	$ (4,245,329)	$ (4,488,406)	$ (4,245,329)
Income (loss) per share	$ (0.006)	$ (0.004)	$ (0.025)	$ 0.001
Weighted average number of common shares outstanding	5,238,038	4,518,788	5,238,038	4,518,788

The accompanying notes are an integral part of these financial statements.

Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Cash Flows

	July 31, 2004 (3 months)	July 31, 2003 (3 months)	July 31, 2004 (9 months)	July 31, 2003 (9 months)
Cash flows from (used in) operating activities				
Income (loss) for the period	(29,381)	(17,020)	(130,468)	983
Items not affecting cash:				
Gain on disposition of mineral property option	-	-	-	(72,950)
Gain on sale of marketable securities	-	(3,350)	-	(3,920)
Stock-based compensation	-	-	12,388	15,510
Change in non-cash working capital:				
Decrease in subscriptions receivable	-	-	19,500	-
Decrease in taxes recoverable	873	383	1,054	1,581
Decrease in prepaid expenses	266	-	-	-
Increase (decrease) in accounts payable and accrued liabilities	(86)	3,909	96,596	(64,322)
	(28,328)	(16,078)	(930)	(123,118)
Cash flows from (used in) investing activities				
Proceeds on sale of marketable securities	-	13,350	-	24,920
Option payment received	-	-	-	10,000
Acquisition of mineral properties	-	-	(37,658)	(26,230)
Deferred exploration expenditures incurred	-	-	(1,500)	-
	-	13,350	(39,158)	8,690
Cash flows from (used in) financing activities				
Common shares issued for cash	-	325	36,750	113,975
Share issuance expenses	-	-	-	(750)
	-	325	36,750	113,225
Increase (decrease) in cash and equivalents	(28,328)	(2,403)	(3,338)	(1,203)
Cash and equivalents, beginning of period	31,773	3,630	6,783	2,430
Cash and equivalents, end of period	$ 3,445	$ 1,227	$ 3,445	$ 1,227

The accompanying notes are an integral part of these financial statements.

Unaudited – Prepared by Management

1. Nature and Continuance of Operations

Bayfield Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Change in Accounting Policies

(a) Effective November 1, 2002, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 3870, *Stock-based compensation and other stock-based payments.* Under the new recommendation, the Company adopted the fair value for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the *Black-Scholes Option Pricing Model* with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

(b) Effective November 1, 2002, the Company adopted the recommendations of the CICA Handbook, Section 3062, *Goodwill and Other Intangible Assets*, prospectively. Under the recommendation, a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

3. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Marketable Securities

Marketable securities are valued at the lower of cost and net realizable values. As at July 31, 2004 and October 31, 2003, there were no marketable securities.

(b) Mineral Properties

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future writedowns of capitalized property carrying values.

Management has determined each property to be a cost centre.

3. Significant Accounting Policies (continued)

(c) Property Option Agreements

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(d) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(e) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. As at July 31, 2004 and October 31, 2003, there were no cash equivalents.

(f) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

3. Significant Accounting Policies (continued)

(g) Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at their prevailing market rate.

(h) Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

4. Mineral Properties

The Company's mineral properties include the following acquisition and deferred exploration expenditures:

	July 31, 2004			October 31, 2003
	Acquisition Costs	Deferred Exploration Expenditures	Total	Total
Baird Township, Ontario	$ 10,000	$ 2,774	$ 12,774	$ 2,774
Lac Letendre, Quebec	18,880	-	18,880	18,880
Gobi Region, Mongolia	27,658	1,500	29,158	-
	$ 56,538	$ 4,274	$ 60,812	$ 21,654

4. Mineral Properties (continued)

(a) Baird Township, Red Lake District, Kenora Mining Division in Ontario

On July 10, 2001, the Company entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor. The Company must satisfy the remaining cash obligations in accordance with the following schedule:

(i) payment of $ 25,000 on or before December 15, 2004

On May 14, 2002, the Company granted an option to Skyharbour Developments Ltd. ("Skyharbour") to acquire a 51% interest of its 100% interest in the six Baird Township claims. To earn its interest, Skyharbour must issue 100,000 of its common shares to the Company, incur exploration expenditures totalling $250,000 and pay 51% of the remaining cash obligations under the terms of the underlying option agreement. The Company received 100,000 shares from Skyharbour.

During the previous year, the Company made two amendments to the above option agreement with Skyharbour:

(i) Pursuant to the Amendment on November 19, 2002, the Company extended the time for Skyharbour to incur exploration expenditures of $250,000 from December 31, 2002 to June 30, 2003. As consideration, Skyharbour must issue 100,000 of its common shares to the Company. As at July 31, 2004, the Company received 100,000 shares at a value of $ 10,000 from Skyharbour.

(ii) Pursuant to the Amendment on February 20, 2003, Skyharbour will have satisfied its remaining work obligation of $60,000 of exploration expenditures by issuing 335,000 of its common shares to the Company. Upon issuance of these shares, Skyharbour will have earned a 50% interest in the six mineral claim units. As at July 31, 2004, the Company received 335,000 shares at a value of $60,300 from Skyharbour.

4. Mineral Properties (continued)

(a) Baird Township, Red Lake District, Kenora Mining Division in Ontario (continued)

During the previous year, the Company, Skyharbour and Placer Dome (CLA) Ltd entered into an agreement whereby Placer Dome will have the right to earn a 51% interest in the six claims by spending $800,000 in exploration expenditures over a two-year period. Additionally, Placer Dome must pay $10,000 to each of Skyharbour and the Company. For a three-year period following the formation of the 51% / 49% joint venture, Placer Dome will have the right to increase its interest to 65% by electing to complete a feasibility study on the property. The Company has received cash payment of $10,000 from Placer Dome.

(b) Gobi Region, Mongolia

The Company acquired a 100% interest in three Mineral Exploration Licenses (#6860X, #6861X and #6862X) located in the Gobi Region of South Central Mongolia. The land package consists of 297,356 hectares.

In consideration, the Company has agreed to pay to the transferor all costs associated with the granting of the specified licenses to the Company.

As at July 31, 2004, the Company had paid acquisition costs of $27,658.

During the previous year, the Company abandoned all three Mineral Exploration Licenses (#4563X, #4564X and #4571X) and the related acquisition costs have been charged to operations in that year.

(c) Lac Letendre, Quebec

During the previous year, the Company acquired a 100% interest in 236 mineral claims (the "Lac Letendre Claims"), approximately 23,850 acres, in the area Cape Smith belt, Nunavik, Quebec. The Company has made net cash payments of $18,880.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	July 31, 2004		October 31, 2003	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of period	5,123,074	$ 4,506,033	3,815,574	$ 4,366,058
Shares issued for cash:				
- pursuant to a private placement at $0.10 per share	-	-	1,000,000	100,000
- pursuant to the exercise of warrants	250,000	32,500	307,500	39,975
- pursuant to the exercise of stock options	25,000	4,250	-	-
	5,398,074	4,542,783	5,123,074	4,506,033
Share issuance expenses	-	(137,550)	-	(137,550)
Balance, end of period	5,398,074	$ 4,405,233	5,123,074	$ 4,368,483

The Company allocates proceeds raised on unit financings using the residual method. For the year ended October 31, 2003, the fair market value of the underlying securities issue exceeded their offering price on the date of issuance. Accordingly, the total of the proceeds raised during that year have been allocated to the common share component of the unit.

(c) Escrow

At July 31, 2004, 7,407 (October 31, 2003 – 7,407) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

5. Share Capital (continued)

(d) Warrants

As at July 31, 2004, the Company has outstanding share purchase warrants entitling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
1,000,000	$0.10	January 30, 2005

(e) Stock Options

As at July 31, 2004, the Company has granted directors and employees incentive stock options entitling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
180,500	$0.21	February 4, 2005
126,838	$0.17	May 7, 2005
144,969	$0.18	October 28, 2005
42,500	$0.41	December 4, 2005
494,807		

During the nine month period, ended July 31, 2004, the Company granted 42,500 stock options to employees and directors with an exercise price of $0.41 and recorded stock-based compensation expense of $12,388.

5. Share Capital (continued)

(e) Stock Options (continued)

A summary of stock options activities for the period ending July 31, 2004 is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at October 31, 2003	497,307	$0.19
Granted	42,500	$0.41
Exercised	(25,000)	$0.17
Expired	(20,000)	$0.11
Options outstanding at July 31, 2004	494,807	$0.21

Options outstanding and exercisable at July 31, 2004 are as follows:

Range of Exercise Prices	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Exercisable Options
$0.17-$0.41	494,807	494,807	.86	$0.21	$0.21

6. Income Taxes

The components of the future income tax assets are as follows:

	October 31, 2003
Future tax assets:	
Non-capital loss carry forwards	$ 552,000
Unused cumulative Canadian exploration expenses	247,000
Unused cumulative Canadian development expenses	85,000
Unused cumulative foreign exploration and development expenses	81,000
	965,000
Less: valuation allowance	(965,000)
Total future income tax assets	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,393,000. The losses expire in the following years:

2004	$ 422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
2009	159,000
2010	102,000
	$1,393,000

The Company's unused Canadian exploration and development expenses as at October 31, 2003, totalling approximately $1,045,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. Non-cash Investing Activities

During the previous year, the Company entered into the following non-cash transactions:

(a) Received 335,000 common shares from an optionee, at a value of $0.18 per share, as part of the consideration for granting a mineral property option interest (note 4(a)).

(b) Received 100,000 common shares from an optionee, at a value of $0.10 per share, as part of the consideration for granting a mineral property option interest (note 4(a)).

8. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

Nine Months Ended July 31,	2004	2003
Consulting fees paid to a director of the Company	$ 9,000	$ 8,400
Consulting fees paid to a company controlled by a director of the Company	9,000	4,000
Management fees paid to a company controlled by a director of the Company	-	9,500
	$ 18,000	$ 21,900

Management is of the opinion that the terms and conditions entered into are consistent with standard business practices.

9. Commitments

The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement is in effect until January 1, 2005, and is subject to automatic renewal unless terminated by either party on giving sixty days' notice. To date the agreement remains in good standing.

(a) Current costs for these services totalled $6,594 (2003 - $1,181) and were based on a 15% administrative fee of reimbursed costs of $43,960 (2003 - $7,100).

(b) The Company has entered into a consulting services agreement on August 1, 2003 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $1,000 for a period of 12 months unless extended for a longer period by mutual agreement between the parties.

(c) The Company entered into a consulting services agreement on May 1, 2003 with a director. The terms of the agreement require the Company to pay a monthly fee of $1,000 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. On May 1, 2004 the Company renewed the agreement for a further 12 months.

10. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

BAYFIELD VENTURES CORP.

Schedules of Deferred Exploration Expenditures

		July 31, 2004		October 31, 2003
Deferred exploration expenditures, beginning of period	$	2,774	$	2,774
Consulting		1,500		-
Deferred exploration expenditures, end of period	$	4,274	$	2,774

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2004][0 7][3 1]

ISSUER'S ADDRESS
Suite #1490 – 885 West Georgia Street, P.O. Box 1048

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia   Fax: (604) 687-3119   Telephone: (604) 687-3376
[V 6 C] [3 E 8]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Don Huston   President/Director   Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
dhuston@ninetyeight.com   www.bayfieldventures.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2004][0 9][2 8]   "Jim Pettit"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2004][0 9][2 8]   "Don Huston"

BAYFIELD VENTURES CORP.
JULY 31, 2004
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to-date is as follows:

Deferred Exploration Expenditures	***Opening Balance October 31, 2003***	***Baird Township, Ontario***	***Gobi Region, Mongolia***	***Closing Balance July 31, 2004***
Accommodation	$ 128	$ -	$ -	$ 128
Administration and office	55	-	-	55
Consulting	2,400	-	1,500	3,900
Mileage and gas	65	-	-	65
Reports and maps	126	-	-	126
	$ 2,774	$ -	$ 1,500	4,274

The mineral property options consist of the following:	
Baird Township, Ontario	10,000
Gobi Region, Mongolia	27,658
Lac Letendre, Quebec	18,880
Total mineral properties	**$ 60,812**

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Consulting fees	**$ 18,000**
Management fees	**$ Nil**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 6,594
Office	5,131
Subscriptions, dues and education	3,264
Wages and benefits	11,773
	$ 26,762

(d) The amounts included in shareholders' communication and promotion expense consist of the following:

Advertising and promotion	$ 1,428
Promotion, food and entertainment	1,095
Shareholders' communication	17,757
	$ 20,280

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. (a) During the quarter ended July 31, 2004, no common shares were issued.

   (b) During the quarter ended July 31, 2004 no employee incentive stock options were granted.

   (c) During the quarter ended July 31, 2004, no share purchase warrants were issued.

3. (a) As at July 31, 2004, the share capital consisted of the following:

Authorized: 100,000,000 common shares without par value

Issued and outstanding:

5,398,074	**$4,405,233**

   (b) As at July 31, 2004, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
180,500	$0.21	February 4, 2005
126,838	$0.17	May 7, 2005
144,969	$0.18	October 28, 2005
42,500	$0.41	December 4, 2005
494,807		

As at July 31, 2004, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
1,000,000	$0.10	January 30, 2005
1,000,000		

(c) There were 7,407 common shares held in escrow at July 31, 2004.

(d) Directors as at July 31, 2004 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at July 31 2004 were as follows:

Don Huston - President
Nancy Ackerfeldt - Secretary

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Mineral properties - Gobi Region, Mongolia

On February 24, 2004 the Company announced that it had received final documentation from the Cadestral office of the Mineral Authority of Mongolia, regarding the acquisition and transferring of three (3) Mineral Exploration Licenses to the Company. This allows the Company the right to explore for all minerals in accordance with the regulations as set out in the Mineral Law of Mongolia. The three mineral licenses are located in the Hanbogd district, the Bayan Ovoo district, and Sevrei district, which are situated in the Gobi Region in south central Mongolia. The three newly acquired land packages total approximately 300,000 hectares (750,000 acres), and are located east and west of Ivanhoe Mine's Oyu Tolgoi copper gold deposit.

The company is now preparing for an initial phase of exploration. A field exploration program consisting of mapping, sampling, and data analysis will be the Company's first focus.

Consulting Services Agreement

On May 1, 2004 the Company renewed its consulting services agreement with a director of the Company for another 12 months. The terms of the agreement require the Company to pay a monthly fee of $1,000 per month for a period of 12 months, unless extended for a longer period by mutual agreement between the parties.

Stock Options

On May 15, 2004, incentive stock options to purchase 20,000 shares of the Company at $0.11 per share expired unexercised.

Results of Operation

For the nine months ended July 31, 2004, the Company had a net loss of $130,468 and total expenses of $130,496 as compared to a net income of $983 and total expenses of $75,928 in the same period of the previous year. Expenses increased by $54,568 in the current period as compared to the same period in the previous year. Shareholders' communication and promotion increased by $16,810 of which $15,000 related to an Investor Relations Agreement with Tangent Management Ltd. wherein, effective December 1, 2003, Tangent had agreed to provide the Company with investor relation services over a three-month term. The Company has also become more active and consequently expenses have increased accordingly. The $72,950 gain on sale of mineral property option resulted in income in the same period of the previous year.

Liquidity and Capital Resources

Working capital deficiency at July 31, 2004 was ($100,964) as compared to a working capital of $19,524 at October 31, 2003. Cash at October 31, 2003 was $6,783. Cash in the amount of $4,250 was received from the exercise of options, $32,500 from the exercise of warrants and $19,500 from share subscriptions receivable. As a result of expenditures incurred during the current period for general business expenses; $27,658 for acquisition costs relating to three new mineral exploration licenses in Mongolia and $1,500 in deferred exploration expenditures also in Mongolia; $10,000 towards Baird Township, Ontario acquisition costs; and the $96,596 increase in accounts payable, the Company's cash position at July 31, 2004 was $3,445.

Subsequent Events

Private Placement

On September 20, 2004, the Company closed the first tranche of its 800,000 unit private placement announced August 18, 2004. The Company issued 455,000 Units at a price of $0.25 per Unit with each Unit consisting of one share and one share purchase warrant entitling the holder to purchase an additional share of the Company at a price of $0.30 until September 20, 2005. The Company also issued 28,000 units and paid the sum of $1,650 to finders in connection with this private placement. The shares issued and any shares to be issued upon exercise of the warrants will be subject to a hold period and will not trade before January 21, 2005.